December 29, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (602) 253 – 8129

Mr. Michael B. Cahill, Executive Vice President
City National Corporation
400 North Roxbury Drive
Beverly Hills, California 90210

Re: Forms S-4 filed December 8, 2006
       File numbers 333-139215

Dear Mr. Cahill:

I have reviewed parts of your filings and have the following comments. I have restricted my review to the disclosure pertaining to the material and information that was provided to Business Bank's financial advisor and information pertaining to change in control payments that may be made. No other parts of the registration statement were reviewed, and none is contemplated. Where indicated, I think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. I look forward to working with you and your counsel in these respects and welcome any questions you may have about my comments or on any other aspect of my limited review. Feel free to call me at 202 551-3418 if I can be of assistance.

Opinion of Business Bank's Financial Advisor, page 27

1.   We note that Ryan Beck was provided with financial projections and forecasts from City National. Include those projections or forecasts in this document.

Change in Control Payment, page 39

2.   Please provide the dollar amount of the change of control payment that will be paid to Mr. Kellerman, assuming that the payments had been triggered as of the most recent practicable date.

Closing Comments

        As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite my review. Please furnish a cover letter with your amendment that keys your responses to my comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that I may have additional comments after reviewing your amendment and responses to my comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact me at (202) 551-3418 with any questions. In my absence, you may contact Kathryn (Kate) McHale at (202) 551-3464.

        Sincerely,

        William Friar
        Senior Financial Analyst

cc: John M. Welch, Esq.
        Christopher J. Miner, Esq.
        Squire, Sanders & Dempsey L.L.P.
        40 N. Central Ave., Suite 2700
        Phoenix, Arizona 85004

        Edward D. Herlihy, Esq.
        Nicholas G. Demmo, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd. Street
        New York, New York 10019